EXHIBIT 21.1

SUBSIDIARIES OF AFFIRMATIVE INSURANCE HOLDINGS, INC.

Subsidiaries	Jurisdiction of Incorporation/ Organization
Affirmative Management Services, Inc.	Texas
Affirmative Services, Inc.	Texas
Affirmative Underwriting Services, Inc.	Texas
Affirmative Insurance Services, Inc.	Texas
USAgencies Management Services, Inc.	Louisiana
Affirmative Insurance Group, Inc.	Texas
Affirmative Insurance Company	Illinois
Affirmative Real Estate Investment, L.L.C. (50%)	Louisiana
Affirmative Insurance Company of Michigan	Michigan
USAgencies Casualty Insurance Company, Inc.	Louisiana
USAgencies Direct Insurance Company	New York
Affirmative Real Estate Investment, L.L.C. (50%)	Louisiana
1500 Main, L.L.C.	Louisiana
USAgencies, LLC	Louisiana
Affirmative Insurance Holdings Statutory Trust I	Delaware
Affirmative Insurance Holdings Statutory Trust II	Delaware